BY EDGAR	11 June 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
United States

Re:	GlaxoSmithKline plc (the “Company”) Annual Report on Form 20-F for the Fiscal Year Ended 31 December 2012 (File No. 001-15170)

Dear Mr. Rosenberg:

By letter dated 14 May 2013 (the “14 May Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended 31 December 2012 (“2012 Form 20-F”) (File No. 001-15170) that we filed with the Commission on 8 March 2013.

This letter includes our responses to the comments contained in the 14 May Comment Letter. For convenience, we have reproduced the Staff’s comments and provided our responses immediately below.

Registered in England & Wales No. 3888792 Registered office 980 Great West Road Brentford, Middlesex. TW8 9GS

Mr. Jim Rosenberg, page 2

Exhibit 15.2
Core Results, page 60

1.
Your current presentation places undue prominence on the full non-GAAP income statements. Please provide us proposed disclosure to be included in future Forms 20-F that removes the full non-GAAP income statement. Refer to Question 102.10 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

The Company respectfully submits that it does not believe the presentation of financial information in Exhibit 15.2 to the 2012 Form 20-F (“Exhibit 15.2”) places undue prominence on non-GAAP financial measures.

In the preparation of Exhibit 15.2, the Company took measures designed to ensure that undue prominence was not given to the non-GAAP measures, which management use to assess operating performance, over the equivalent GAAP measures.  Most prominently, on pages 1 and 6 of Exhibit 15.2, where key performance measures are reported, the GAAP and equivalent non-GAAP measures are presented alongside each other.

Question 102.10 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures (“C&DI Question 102.10”) specifically refers to the appropriateness of a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.  The table presenting core results information on page 60 of Exhibit 15.2 does not reconcile non-GAAP measures to the comparable GAAP measures.  The table was presented in order to provide a summary of the core results—the measures used by management in assessing the performance of the Company—as context for the discussions that follow.

In the preparation of its 2012 Form 20-F, the Company specifically considered C&DI Question 102.10 and took actions designed to comply with that question.  The table on page 62 of Exhibit 15.2, which more closely resembles a full non-GAAP income statement, was presented for the purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures, but was not incorporated by reference from Exhibit 15.2 into the 2012 Form 20-F under Item 5.A; instead, the Company prepared the reconciliations of total results to core results that are presented under Item 5.A of the 2012 Form 20-F to address C&DI Question 102.10.

Furthermore, the Company does not believe that the table on page 60 represents a full non-GAAP income statement.  The Company’s full consolidated GAAP income statement appears on page 140 of Exhibit 15.2.  In addition to the information included in the table on page 60, the full statement on page 140 includes the line items “Gross profit,” “Other operating income,” “Profit on disposal of interest in associates,” “Profit attributable to non-controlling interests,” and “Diluted earnings per share (pence).”  The table on page 60 also includes the presentation of specific line items as a percentage of turnover, which are not included in the Company’s full consolidated GAAP income statement on page 140.

Notes to Financial Statements
Note 6. Segment Information, page 151

2.
You present core subtotals such as core operating profit, core depreciation and amortization, core impairment and core impairment reversals, and you present non-core items, non-core depreciation and amortization, non-core impairment and non-core impairment reversals. It does not appear appropriate to include these non-GAAP measures in the notes to the financial statements in accordance with Item 10(e)(1)(ii)(c) of Regulation S-K. Please provide proposed revised disclosure to be included in future Forms 20-F that eliminates these subtotals and items in your reconciliations.

Mr. Jim Rosenberg, page 3

The Company’s audited financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).  IFRS 8 “Operating segments” requires segment information to be presented in the financial statements on the same basis as that reported internally to senior management for their assessment of segment performance and resource allocation.  In many cases, these segment measures will be non-GAAP measures as they do not necessarily include all of the items found in the equivalent GAAP measures.

The Company’s internal financial segment reporting is presented on the core basis as described on page 56 of the 2012 Form 20-F, and this is therefore the information that is required to be presented in the segment information footnote by IFRS 8, as it is the basis upon which the segment information is reported internally to senior management.  IFRS 8 also requires the segment information for each line item to be reconciled to its equivalent GAAP amount.  As the segment information presented is on a “core” basis, this reconciliation necessarily must present the “non-core” amounts as the reconciling amounts.  The Company will, however, amend its presentation of these reconciling amounts in future filings by removing any subtotals between the segment measure and the total GAAP measure.  In addition we propose to change the definition from “Non-core items” to “Other reconciling items between segment profit and operating profit”.  The proposed revised presentation of the segment profit table would thus be as follows:

		2011	2010
Segment profit	2012	(restated)	(restated)
	£m	£m	£m
Pharmaceuticals and Vaccines
USA	4,786	4,646	5,043
Europe	2,629	3,154	3,743
EMAP	1,564	1,481	1,266
Japan	1,179	1,249	1,234
ViiV Healthcare	849	882	851
Pharmaceuticals R&R	(2,778)	(2,801)	(3,037)
Other trading and unallocated costs	(438)	(272)	(350)
Pharmaceuticals and Vaccines operating profit	7,791	8,339	8,750
Consumer Healthcare operating profit	938	1,084	1,044
Segment profit	8,729	9,423	9,794
Corporate and other unallocated costs and disposal profits	(399)	(620)	(297)
Other reconciling items between segment profit and operating profit	(938)	(996)	(5,714)
Total operating profit	7,392	7,807	3,783

Mr. Jim Rosenberg, page 4

Finance income	79	90	116
Finance costs	(808)	(799)	(831)
Profit on disposal of interest in associates	–	585	8
Share of after tax profits of associates and joint ventures	29	15	81
Profit before taxation	6,692	7,698	3,157
Taxation	(1,948)	(2,240)	(1,304)
Profit after taxation for the year	4,744	5,458	1,853

The subsequent segment tables showing “Depreciation and amortisation”, “PPE, intangible asset and goodwill impairment” and “PPE and intangible asset impairment reversals” will also be amended in the same way in future filings.

Note 38. Acquisitions and disposals
2012 Acquisitions, page 188

3.
On page 145 your accounting policy states that business combinations are accounted for using the acquisition accounting method. However, your disclosure under this note indicates that the acquisition of Human Genome Sciences and Shionogi-ViiV Healthcare was accounted for under the purchase method. Please confirm to us that these acquisitions were in fact accounted for under the acquisition method in accordance with paragraph 4 of IFRS 3, if true.

The Company submits that the terms “acquisition accounting method” and “purchase accounting method” were intended to be read synonymously.  In future filings, the Company will conform the descriptions to refer only to the acquisition accounting method.

Human Genome Sciences, page 188

4.	Please provide us the following information regarding the pre-existing collaborations you accounted for in the acquisition of Human Genome Sciences:
•	A description of the transaction including:
o	the parties in the collaborations and what the collaborations relate to; and
o	the party that settled the collaboration and the date of settlement;
•	How you determined the gain; and
•	Why the settlement is treated as consideration in the business combination transaction rather than a separate transaction in accordance with paragraph 52 of IFRS 3.

The only other party to the collaboration was Human Genome Sciences, Inc (“HGS”).  Prior to the acquisition, HGS had entered into collaboration agreements with the Company for the development of Benlysta and albiglutide, two compounds discovered by HGS and licensed to the Company, and darapladib, a compound discovered by the Company using technology licensed from HGS. These collaboration agreements were the pre-existing collaborations that were required to be identified and valued in accordance with paragraphs 51, 52, B51 and B52 of IFRS 3.  These pre-existing contracts were deemed to be favourable to the Company and so a gain of £233 million was recognised on 3 August 2012 (the date of settlement) for the difference between their fair values and book values, in accordance with paragraph B52(b) of IFRS 3.  The fair values of the collaboration agreements were assessed under the Company’s standard procedures using discounted cash flow valuations, and including third-party evaluation.  As the Company had no liability under these pre-existing contracts that would have been extinguished by the deemed settlement, the recognition of this gain in the income statement effectively created additional deemed “consideration” for the acquisition, which resulted in additional goodwill being recognised in connection with the business combination.

Mr. Jim Rosenberg, page 5

5.
A majority of the assets acquired in your acquisition of Human Genome Sciences relates to intangible assets. Please provide us proposed disclosure to be provided in future periodic reports that discusses each intangible asset acquired and their fair value. Refer to paragraphs 59 and 63 of IFRS 3.

The Company refers the Staff to Note 38 on page 188 of Exhibit 15.2, which indicates that the intangible assets acquired from HGS had a fair value of £1,249 million and included Benlysta, albiglutide and darapladib.  In Note 19 on page 168 of Exhibit 15.2, the major items included in intangible assets at 31 December 2012 are listed, and this list includes Benlysta at £1,183 million.  The other intangible assets acquired had individually much smaller fair values and were included in the “Others” category.  Accordingly, the Company believes that its disclosure on these assets is in compliance with the requirements of IFRS 3.

*                               *                               *

The 14 May Comment Letter sought a statement regarding the following matters from us. Accordingly, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

Yours sincerely,

/s/ Simon Dingemans

Simon Dingemans
Chief Financial Officer

cc:
Ms. Lisa Vanjoske, Securities and Exchange Commission
Ms. Sasha Parikh, Securities and Exchange Commission
Mr. Ranjan Sriskandan, PricewaterhouseCoopers LLP
Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP
Ms. Victoria Whyte, GlaxoSmithKline plc
Ms. Lisa DeMarco, GlaxoSmithKline plc
Mr. Christopher Buckley, GlaxoSmithKline plc